SE 21004734

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC Mail Processing

| SEC FILE NUMBER |
|---|
| 8-67547 |

AUG 25 2021

Washington, DC

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/20 (MM/DD/YY) AND ENDING 06/30/21 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHURCHILL CAPITAL USA, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 EAST 53RD STREET, 17TH FLOOR
(No. and Street)

| NEW YORK | NY | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LOUIS A ALMERINI (908) 231-1000
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAZARS USA LLP
(Name – *if individual, state last, first, middle name*)

| 135 WEST 50TH STREET | NEW YORK | NY | 10020 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, STEVE SCHLEMMER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHURCHILL CAPITAL USA, INC., as of JUNE 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Steve Schlemmer
Signature

CEO
Title

Lisa Lyn Parsons
Notary Public

LISA LYN PARSONS
Notary Public, Maine
My Commission Expires July 19, 2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

# CHURCHILL CAPITAL USA, INC.

A WHOLLY OWNED SUBSIDIARY OF CHURCHILL CAPITAL LTD

---

## STATEMENT OF FINANCIAL CONDITION
## AND INDEPENDENT AUDITORS' REPORT

## JUNE 30, 2021

# CHURCHILL CAPITAL USA, INC.

A WHOLLY OWNED SUBSIDIARY OF CHURCHILL CAPITAL LTD.

**STATEMENT OF FINANCIAL CONDITION - JUNE 30, 2021**

**TABLE OF CONTENTS**

mazars

Mazars USA LLP
135 West 50th Street
New York, New York 10020

Tel: 212.812.7000
www.mazars.us

# Report of Independent Registered Public Accounting Firm

**To the Board of Directors and Stockholder of**
**Churchill Capital USA, Inc.**

## Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Churchill Capital USA, Inc. (the "Company"), as of June 30, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of June 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2020.

Mazars USA LLP

New York, NY
August 20, 2021

# CHURCHILL CAPITAL USA, INC.

A WHOLLY OWNED SUBSIDIARY OF CHURCHILL CAPITAL LTD.

**STATEMENT OF FINANCIAL CONDITION**

**JUNE 30, 2021**

## ASSETS

| | |
|---|---|
| Cash | $ 1,129,057 |
| Clearing firm deposit | 105,510 |
| Clearing firm receivable | 263,820 |
| Related party receivable - Parent | 455,106 |
| Other receivables | 198,132 |
| Prepaid expenses and other assets | 35,334 |
| Security deposits | 85,680 |
| Prepaid income taxes | 70,179 |
| Property and equipment, net | 10,586 |
| TOTAL ASSETS | $ 2,353,404 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| **CURRENT LIABILITIES** | |
| Accounts payable and accrued expenses | $ 352,457 |
| Income taxes payable | 62,486 |
| TOTAL LIABILITIES | 414,943 |
| **STOCKHOLDER'S EQUITY** | |
| Common stock, no par value; 200 shares authorized 100 shares issued and outstanding | 20,000 |
| Additional paid-in capital | 325,000 |
| Retained earnings | 1,593,461 |
| TOTAL STOCKHOLDER'S EQUITY | 1,938,461 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ 2,353,404 |

The accompanying notes are an integral part of this financial statement.

Note 1 - Organization

Churchill Capital USA, Inc. (the "Company"), a wholly-owned subsidiary of Churchill Capital Ltd. (the "Parent"), is a registered broker-dealer with the Securities and Exchange Commission ("SEC") in the state of New York and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in a general securities business with institutional investors. The Company received its FINRA approval for membership on July 12, 2007. The Company operates out of an office located in New York City. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that rule.

Note 2 - Summary of Significant Accounting Policies

The following summary of the Company's major accounting policies is presented to assist in the interpretation of the financial statements.

Basis of Presentation

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and cash equivalents

The Company considers investments in financial instruments with maturities of less than 90 days when issued to be cash equivalents. There were no cash equivalents held at June 30, 2021.

Revenue Recognition

The Company accounts for revenue under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 606. This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five hyphenate step model to (a) identify the contracts(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Note 2 - Summary of Significant Accounting Policies (continued)

Commissions

The Company earns revenue by executing transactions for clients in equity securities and options on a riskless principal basis. All performance obligations are satisfied on trade date. Commission revenues are earned and recorded on a trade date basis and are paid on settlement date, and a receivable is recorded between the trade date and the settlement date. Equity trades are executed through the clearing broker (see Note 3). Options transactions are done through other broker dealers and funds are typically received in the normal course of business when those broker dealers have collected them from clients. Until the funds are collected and paid a receivable is recorded which is reported in the statement of financial condition in other receivables.

Property and Equipment

Property and equipment are recorded at cost. Depreciation of furniture and fixtures is computed on a straight-line basis over the estimated useful lives of four years and depreciation of IT equipment is computed on a straight-line basis over the estimated useful lives of three years.

Other Receivables

The Company has receivables due from other financial institutions including broker dealers for commissions due on security transactions related to options trading. In accordance with ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"), the allowance for credit losses is based on the Company's expectation of the collectability of financial instruments utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectations of the collectability in determining the allowance for credit losses. Management does not believe that any allowance is required as of June 30, 2021.

Income Taxes

Income taxes are accounted for in accordance with the provisions of the FASB ASC No. 740 "Accounting for Income Taxes" ("ASC 740"). As required under ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and the respective tax basis amounts. Deferred tax assets and liabilities are measured under tax rates that are expected to apply to taxable income in the years in which these differences are expected to be realized. The effect of a change in tax rate on deferred tax assets and liabilities is recognized in the period of the tax change.

Note 2 - Summary of Significant Accounting Policies (continued)

Uncertain tax positions

The Company evaluates uncertain income tax positions taken or expected to be taken in a tax return for recognition in its financial statements. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations, and interpretations thereof, as well as other factors. Generally, federal, state, and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to June 30, 2018, are no longer subject to examination by tax authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value disclosures

The carrying amounts of cash and cash equivalents, clearing firm deposit, clearing firm receivable, other receivables, related party payable – parent, and accounts payable and accrued expenses approximate fair value because of the short-term nature of these items.

Recently adopted accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The standard provides amended guidance on how to measure credit losses for most financial assets. The guidance requires entities to recognize their estimate of lifetime expected credit losses based on reasonable and supportable forecasts, current conditions, and historical experience. The Company adopted Topic 326 on July 1, 2020, using the modified retrospective approach for all in scope assets, which did not result in an adjustment to the opening balance in stockholder's equity.

Note 3 - Clearing Broker

The Company clears all of its equity trades through Pershing, LLC ("Pershing") on a fully disclosed basis. For this service, Pershing receives a percentage of the gross commission on each transaction. At June 30, 2021, the Company had a clearing firm deposit of $105,510 with Pershing and a clearing firm receivable of $263,820 comprised largely of commissions earned on equity trades cleared by Pershing and remitted to the Company monthly. The Company considers the clearing firm receivable at June 30, 2021, to be fully collectible based on historical experience and the credit quality of the clearing broker.

Note 4 - Property and Equipment

Property and equipment at June 30, 2021, is as follows:

| | |
|---|---|
| Furniture and fixtures | $ 78,753 |
| Computer and telephone equipment | 115,499 |
| Total property and equipment, gross | 194,252 |
| Less: Accumulated depreciation | (183,666) |
| Total property and equipment, net | $ 10,586 |

Note 5 - Other Income

On April 30, 2020, the Company obtained a loan of $294,900 from PNC Bank under the Paycheck Protection Program (the "PPP") created by the Coronavirus Aid, Relief, and Economic Security Act ("CARES") Act. Borrowers under the PPP may apply to have their loans forgiven if they use the proceeds of the loan to fund payroll, rent, and utilities costs incurred or paid during the covered period following the date the loan was funded.

The loan was recorded at cost on May 1, 2020, when the proceeds were received. The Company applied for loan forgiveness, and its application for full forgiveness was approved on May 21, 2021.

Note 6 - Income Taxes

The Company is a C Corporation and is subject to Federal, state, and local income taxation at prevailing statutory rates. The Company used an effective tax rate of 27% comprised as follows:

| | |
|---|---|
| Statutory Federal income tax rate | 21% |
| State taxes on income, net of Federal income tax benefit | 7% |
| Local taxes on income, net of Federal income tax benefit | 7% |
| Benefit from excluding PPP loan forgiveness from taxable income | -35% |
| Federal tax provision - prior year underaccrual | 27% |
| Total effective tax rate | 27% |

Prepaid income taxes of $70,179 in the statement of financial condition include estimated tax payments of approximately $106,000 made during the year before the Company determined that it would record no provision for income taxes, net of an accrual of approximately $35,000 for potential state apportionment adjustments related to uncertain tax positions taken in prior years that remain open to audit. Temporary differences that would have resulted in a deferred tax asset or liability are immaterial, and the Company has no significant net operating loss carryforwards.

Note 7 - Related Party Transactions

The Company has a transfer pricing agreement with its Parent under which the Company and the Parent levy fees as appropriate such that the Company achieves the pre-tax profit margin specified in the agreement. The Company periodically provides working capital advances to its Parent. At June 30, 2021, a balance of $455,106 is receivable from the Company's Parent, which is presented in related party receivable - parent in the Statement of Financial Condition.

Note 8 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2021, the Company had net capital of $1,082,816 which was $832,816 in excess of its required net capital of $250,000. The Company's aggregate indebtedness as a percentage of net capital was 38.32%.

Note 9 - Leases

Through mid-June 2021, the Company occupied space pursuant to a lease which terminated on June 30, 2021. The Company's statement of financial condition includes a security deposit of $85,680 related to the terminated lease and expects that it will be returned by the landlord. The Company now occupies office space in New York City which it shares with an affiliated firm pursuant to an office use agreement. As of June 30, 2021, the Company is not party to any lease that has a term of one year or more that would require the Company to record a right of use asset and lease liability pursuant to Accounting Standards Update 2016-02, "Leases (Topic 842)".

Note 10 - Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note 11 - Concentrations and Uncertainties

The Company earned commissions from one client that comprised 14% of commission revenue during the year ended June 30, 2021. As of June 30, 2021, 88% or $174,390 of accounts receivable which have been included in other receivables in the statement of financial condition was from three clients, including 52% or $103,065 from one client.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

The Company places its cash with quality institutions. Interest and non-interest-bearing accounts are insured by the FDIC up to $250,000 per financial institution. At times, the balances of interest-bearing accounts may be in excess of the insurance limits of the FDIC. The Company has not experienced any losses in such accounts. As of June 30, 2021, the amount in excess of federally insured limits was approximately $879,057.

Note 11 – Concentrations and Uncertainties (continued)

The COVID-19 pandemic could have a continued adverse impact on economic and market conditions and trigger a period of global economic slowdown. Management believes COVID-19 did not have a material impact on the Company's financial statements and will continue to monitor closely for potential exposure.

Note 12 – Pension Plan

The Company has a 401(k) Employee Savings Plan (the "Plan") which is open to all employees as outlined in the underlying Plan document. The Plan is designed to provide additional financial security during retirement by providing eligible employees with an incentive to make regular savings contributions.

Note 13 – Contingencies

The Company provided a guarantee to the clearing broker that the Company agrees to indemnify the clearing broker for customers introduced by the company that are unable to satisfy the terms of their contract.

The Company is a broker-dealer registered with the SEC and is subject to regulatory supervision by the SEC and FINRA. There are no pending regulatory inquiries that would have a material adverse effect on the financial statements of the Company.

During May 2021, the Company received an IRS notice assessing a penalty in the amount of $75,000 for failure to file certain forms in prior years. Management has reviewed and responded to the notice indicating that the appropriate forms were previously filed. As of the date of these financial statements, the IRS has not concluded on this matter; however, management believes the penalty will be waived and the outcome will have no material impact on the financial statements.

Note 14 – Subsequent Events

On August 17, 2021, the Company received approval from FINRA to change its fiscal year end date from June 30th to December 31st. The Company will commence reporting on the basis of a fiscal year-end of December 31st on December 31, 2021.

The Company evaluated subsequent events through August 20, 2021, the date these financial statements were issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.